Exhibit 99.1

San Isidro, April 24, 2025

OFFICIAL LETTER No. 2302-2025-SMV/11.1

Mr.
Gianfranco Piero Dario Ferrari de las Casas
Chief Executive Officer
Credicorp Ltd.
Clarendon House 2 Church Street Hm11
Bermuda.-

Ref.: File No. 2025017716

I am writing to you in relation to the mandatory legal provisions established in Articles 10 and 30 of the Consolidated Text of the Securities Market Law, Legislative Decree No. 861, approved by Supreme Decree No. 020-2023-EF (hereinafter, TUO LMV), as well as the provisions of Article 3 of the Regulation of Material Events and Reserved Information, approved by SMV Resolution No. 005-2014-SMV/01 and its amending regulations (hereinafter, Regulation HI), by virtue of which Credicorp Ltd. (hereinafter, Credicorp), as an issuer with securities registered in the Public Registry of the Securities Market – RPMV, has the obligation to disclose all information about itself and/or its economic group that qualifies as a material event, ensuring that its disclosure meets the requirements of truthfulness, sufficiency, and timeliness, and considering that such disclosure is done in the manner and within the timeframe established by the Regulation HI.
It is also necessary to point out that, according to the information provided by your representative in its Economic Group Report1, La Esperanza del Perú S.A. (hereinafter, Clínica SANNA San Borja) and Clínica Sánchez Ferrer S.A. (hereinafter, Clínica SANNA Trujillo) —which are part of the SANNA Clinic Network— belong to the Credicorp Economic Group, with Credicorp being the ultimate controller of the indicated companies.
In this regard, it should be noted that, since the end of March 2025 and to date, news has been disseminated about the serious events that occurred at Clínica SANNA San Borja and Clínica SANNA Trujillo, related to the administration of defective saline solution to various patients, which has resulted in fatalities. Among that news we have the following:
(i)
A statement dated March 26, 2025[2], in which SANNA reported, among other things, that on Monday, March 24, the pharmaceutical laboratory Medifarma made public that it had marketed a defective batch of saline solution and proceeded to withdraw it from its distribution points. They also reported that two patients at Clínica SANNA Trujillo, who were administered the saline solution from the mentioned batch, had died. Additionally, they indicated that two patients at Clínica SANNA San Borja were in critical health condition for the same reason and that they had learned that a person who had initially been treated at that institution with the same saline solution, and later transferred to another health center, had also died.

(ii)	The RPP website on March 26, 2025[3], titled "Clínica Sanna confirms that two more people died after receiving saline solution observed by the Ministry of Health (Minsa)".
(iii)	Semana Economica on March 27, 2025[4], titled "Clínica Sanna confirmed two deaths and serious patients due to defective Medifarma saline solution".

1  Economic Group Report as of April 14, 2025.
Link: https://www.smv.gob.pe/ConsultasP8/documento.aspx?vidDoc=%7b80623696-0000-C85C-9B4F-4575FA66B57E%7d
2 Link: https://web.facebook.com/photo/?fbid=1062529522576797&set=comunicado
3 Link: https://rpp.pe/peru/actualidad/clinica-sanna-confirma-que-dos-personas-mas-murieron-trasrecibir-suero-fisiologico-observado-por-el-minsa-noticia-1624470
4 Link: https://www.semanaeconomica.com/sectores-empresas/salud/clinica-sanna-confirmo-dos-fallecidos-y-pacientes-graves-por-suero-defectuoso-de-medifarma

(iv)
Press Release No. 007-2025 dated March 29, 2025[5], in which the Ministry of Health – MINSA, through its Attorney General's Office, reported having "criminally denounced Clínica SANNA and those responsible for failing to report in a timely manner (within the required 24 hours) the first serious adverse reaction that resulted in death, notifying it only a month later".

(v)	The Infobae website on April 1, 2025[6], titled "Ministry of Health (Minsa): Sanna alerted about the death of a patient due to defective Medifarma saline solution one month after the death".
(vi)	Diario Gestion on April 1, 2025[7], titled "Defective saline solution: SANNA gives its version of why its Trujillo clinic could not identify it".
(vii)	The Ojo Publico website on April 13, 2025[8], titled "Medifarma case: the defective saline solution that exposed cracks in the health system".
(viii)	The RPP website on April 17, 2025[9], titled "Nurse who was in critical condition after being administered saline solution at Clínica Sanna dies".
(ix)	El Comercio website on April 19, 2025[10], titled "Architect dies after being in brain death for a month: the number of victims of Medifarma's defective saline solution rises to 7".
Consequently, without prejudice to the determination of responsibilities that may arise, within the framework of the oversight actions of the General Office of Conduct Supervision – IGSC, based on the provisions of Article 27, numeral 27.3, of the Regulation HI, and considering the aforementioned events, your representative is required to do the following:
1.	Explain the reasons why your representative has not yet disclosed as a relevant event all the information related to the events that occurred at Clínica SANNA San Borja and Clínica SANNA Trujillo.
2.	Disclose all the information related to the administration of defective saline solution to various patients in the SANNA Clinic Network.
3.	Confirm and/or clarify all the information about the judicial process initiated by the Ministry of Health (MINSA) against the SANNA Clinic Network.
4.
Inform whether there are any administrative processes initiated by Peruvian State authorities against any of the clinics in the SANNA Clinic Network, belonging to your economic group, or against their respective officials.

5.
Provide detailed information on all the agreements adopted by the governing bodies of your representative or the companies in your economic group in relation to the serious events indicated. If no agreement has been adopted, inform this situation, indicating the reasons.

6.
Provide all information related to the economic/financial impact generated by the aforementioned events and their consequences on your representative and/or the companies in your economic group, as well as the measurement of such impact to date.

7.	Provide all information related to the measurement of the reputational impact on your representative and the companies in your economic group.
8.	Provide detailed information on any other relevant additional information on the matters of this official letter.

5 Link: https://www.gob.pe/institucion/minsa/noticias/1136391-comunicado-de-prensa-n-007-2025
6 Link: https://www.infobae.com/peru/2025/04/01/sanna-alerto-sobre-muerte-de-paciente-por-suero-defectuoso-de-medifarma-un-mes-despues-del-deceso-segun-minsa/
7 Link: https://gestion.pe/peru/suero-defectuoso-sanna-da-su-version-de-el-porque-su-clinica-de-trujillo-no-pudo-identificarlo-noticia/
8 Link: https://ojo-publico.com/derechos-humanos/salud/medifarma-el-caso-que-expuso-las-grietas-del-sistema-sanitario
9 Link: https://rpp.pe/lima/actualidad/fallece-enfermera-que-se-encontraba-en-estado-critico-tras-aplicarle-suero-fisiologico-en-clinica-sanna-noticia-1629204
10 Link: https://elcomercio.pe/lima/sucesos/medifarma-fallece-arquitecta-de-26-anos-tras-permanecer-un-mes-con-muerte-cerebral-ya-son-7-las-victimas-del-suero-defectuoso-sanna-san-borja-ultimas-noticia/

This requirement must be met within a maximum period of two (02) business days from the notification of this official letter, through the corresponding route of the "Material Events " of the MVNet System; notwithstanding this, you must proceed to publish this official letter immediately through the Material Events route.
Finally, your representative is required, in compliance with the cited regulations, to fulfill its obligation to keep the market informed of any act, agreement, fact, ongoing negotiation, decision, or set of circumstances with significant influence, taking the necessary measures to ensure full compliance with the obligations arising from the securities market regulations, as well as to address the requirements made by the Superintendence of Securities Market.
Without further ado, I remain at your disposal.

Sincerely,

Alix Godos
Head of Conduct Supervision
General Office of Conduct Supervision

JHT/EVC
C.C. Lima Stock Exchange S.A.